FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Luxfer Holdings PLC

The Victoria, Harbour City, Salford Quays,
Manchester M5 2SP

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F...X.................. Form 40 F......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............................. No........X........................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Exhibit Index

1. **Luxfer Holdings PLC First Quarter Report & Condensed Unaudited Financial Statements for the period 1 January 2002 to 31 March 2002**

Exhibit 1

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LUXFER HOLDINGS PLC

First Quarter Report & Condensed Unaudited Financial Statements

for the period

1 January 2002 to 31 March 2002

LUXFER GROUP

HIGH PERFORMANCE ENGINEERING MATERIALS WORLDWIDE

LUXFER HOLDINGS PLC

CONTENTS

TRADING STATEMENT FOR THE FIRST QUARTER TO 31 MARCH 2002

TURNOVER

Overall trading has improved in the first quarter of 2002 compared to the last quarter of 2001. The Gas Cylinders division has experienced an upturn in demand in aluminium cylinders, combined with further growth in composite cylinder volumes. Our Elektron division has achieved higher magnesium alloy sales and has successfully commissioned its new plant in the Czech Republic. However, sales of zirconium chemicals, whilst improved from the fourth quarter of 2001, remained depressed.

Gas Cylinders

Divisional turnover of £31.8 million was £4.5 million, or 16.5%, higher than the final quarter of 2001, and £4.4 million ahead of first quarter results for 2001 – with £3.4 million of this increase attributable to SM Gerzat, which was acquired in May 2001. Our European operation is seeing an improving market place and is benefiting from the integration of SM Gerzat. In the US, strong demand for composite products in the life support market drove further sales growth during the first quarter of 2002.

Elektron

Turnover for the first quarter of 2002, at £23.6 million, was up 15% when compared to the fourth quarter of 2001. Growth in our high performance magnesium alloys was driven by demand from new military applications. Total divisional sales, however, remained below activity levels for the first quarter of last year with sales down 17.2% when compared to the 2001 first quarter turnover of £28.5 million. One factor for the reduced sales, compared to the same period in 2001, is the slow start up of production at one of the main US military powder customers following its temporary closure in 2001. Also, zirconium chemical markets remained depressed, as margin pressure continued and customers were slow to take-up new product lines.

Speciality Aluminium

Turnover, at £4.0 million for the first quarter of 2002, was approximately 30% below the same period last year, though was slightly above recent trading in the fourth quarter of 2001. Demand remained weak for drawn tube product as the division continued to be under pressure on price.

GROSS PROFIT

Continuing operations saw a fall in gross profit margin from 23.3% in the first quarter of 2001 to 18.4% in the first quarter of 2002. The decline in margin is mainly a result of increased pricing pressure in some traditional key markets such as the US aluminium medical market as well as decreased sales in our Elektron division. However this has been partially offset by increasing composite cylinder sales and benefits from our cost reduction exercise, which was implemented towards the end of 2001. In the fourth quarter of 2001, the gross margin had fallen to 13.4% for continuing operations and against this the first quarter of 2002 at 18.4% demonstrated a marked improvement as a result of reduced production costs.

NET OPERATING EXPENSES

Net operating expenses have decreased in the continuing operations from £8.1 million for the first quarter of 2001 to £7.7 million in 2002. This reduction reflects the reduction in administration costs being achieved and is net of a £0.4 million increase for the inclusion of SM Gerzat.

OPERATING PROFIT BEFORE GOODWILL AMORTISATION & EXCEPTIONAL ITEMS

In the first quarter of 2002 the Group made a £3.2 million profit before goodwill amortisation and exceptional items compared to £6.2 million for the first quarter of 2001. The reduced profits reflect the ongoing poor trading conditions being experienced in the US and Europe. However profitability has improved significantly from the last two quarters of 2001 with the rationalisation measures taken in late 2001 now yielding cost savings. As a percentage of turnover operating profit before goodwill amortisation and exceptionals was 5.4%, this compares favourable to the 4.4% for the full year of 2001, but highlights the reduced margins compared to the first quarter of 2001, where the return on sales amounted to 10% for the continuing operations. The percentage return in quarter four of 2001, for continuing operations, was only 2.7% and the uplift from this to the first quarter figure of 5.4% reflects the cost saving benefits now being achieved.

Gas Cylinders

Profitability at £2.5 million for the first quarter of 2002 was almost double that of the final quarter of 2001. Through an improved sales mix, with increased composite cylinder sales, and rationalisation gains, the division has achieved the same level of profitability as during the first quarter of 2001.

Elektron

Overall profit levels remained below those of the same period last year - reflecting the lower zirconium sales and reduced military magnesium powder sales in the US. Divisional profits, however, have doubled in comparison to the final quarter of 2001, as a result of cost reduction measures implemented in late 2001 and an improving sales mix in our magnesium operations.

Speciality Aluminium

With margins still under pressure and reduced volumes in early 2002, profitability remained poor and a loss of £0.5 million was incurred.

EXCEPTIONAL ITEMS

During the first quarter of 2002 there have been no exceptional items.

The year-end results of 2001 include operating exceptional charges totalling £4.7 million in relation to the rationalisation and redundancy programme, which was implemented towards the end of 2001 in response to the economic climate.

NET INTEREST PAYABLE

The charge for net interest costs in the first quarter of 2002 was £3.5 million compared to £3.8 million in first quarter of 2001. This reduction was achieved in spite of a higher level of net debt in first quarter of 2002 when compared to the same quarter of 2001, and reflects the benefit of the Group's purchases of its own Senior Notes during 2001.

TAXATION

Our taxation charge was £0.3 million in the first quarter of 2002. It is lower than the £1.6 million for the same period last year due to lower operating profits. In the UK we continue to be in a taxable loss position after accounting for the Senior Notes interest payable. However, in the US, we are back in a taxable position.

NET (LOSS)/PROFIT AFTER TAXATION

After interest and tax, the Group made a net loss of £1.0 million in the first quarter of 2002. The loss has been offset against brought forward profit and loss reserves.

DIVIDENDS

Dividend charges in both 2002 and 2001 relate to our 5% cumulative preference shares. For each period an accrual for the dividend payable on redemption of the shares is made through the Group's profit and loss account. This is then added back to reserves because no dividend payment has yet been declared. The total dividend accrued to preference shareholders was £13.6 million at 31 March 2002, and this is included in the amount of £99.7 million of 'Non-equity – shareholders funds' disclosed in the balance sheet.

CAPITAL AND LIQUID RESOURCES

Cash flow

In the first quarter of 2002 net operating cash inflows were £4.4 million. This was net of £1.3 million of rationalisation payments relating to the exceptional charges made in the 2001 profit and loss account. Adjusting for the exceptional cash flows, operating cash flows are in line with the improving EBITDA for the group. Working capital increased through the first three quarters of 2001, but was reduced in the final quarter of last year. This reduction in working capital was maintained through the first quarter of 2002, despite an increase in trading volumes, with the Group remaining focused on cash generation and conservation.

Net cash flows, and therefore our cash reserves, also benefited from approximately £3.2 million of tax rebates resulting from settlement in the US and UK of overpayments made in 2000 and 2001. Capital expenditure planning has been carefully controlled and totalled £1.8 million, compared to £3.8 million in the first quarter of 2001. Total cash balances at £15.3 million have increased during the quarter from £13.3 million at 31 December 2001.

Net debt

Net debt was reduced by £5.0 million in the quarter to £113.8 million at 31 March 2002 from £118.8 million at 31 December 2001. During the quarter the Company repaid the £3.0 million of short- term bank debt, which was no longer required to fund working capital, and consequently increased cash reserves.

UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2002

	For the three month period to 31 March 2002			For the three month period to 31 March 2001			For year ended 31 Dec 2001
	Continuing operations £M	Discontinued operations £M	Total Group £M	Continuing operations £M	Discontinued operations £M	Total Group £M	Total Group £M
Turnover by division:							
Gas Cylinders	31.8	-	31.8	27.4	-	27.4	114.3
Elektron	23.6	-	23.6	28.5	-	28.5	97.7
Speciality Aluminium	4.0	-	4.0	5.8	-	5.8	19.3
Continuing operations	59.4	-	59.4	61.7	-	61.7	231.3
Discontinued operations	-	0.1	0.1	-	10.0	10.0	10.7
Inter-segment sales	-	-	-	(0.8)	(0.6)	(1.4)	(1.5)
TURNOVER	59.4	0.1	59.5	60.9	9.4	70.3	240.5
Cost of sales	(48.5)	(0.1)	(48.6)	(46.7)	(8.8)	(55.5)	(199.1)
Gross profit	10.9	-	10.9	14.2	0.6	14.8	41.4
Net operating expenses before goodwill and exceptionals	(7.7)	-	(7.7)	(8.1)	(0.5)	(8.6)	(30.8)
OPERATING PROFIT BEFORE GOODWILL & EXCEPTIONALS	3.2	-	3.2	6.1	0.1	6.2	10.6
Operating profit by division:							
Gas Cylinders	2.5	-	2.5	2.5	-	2.5	6.3
Elektron	1.2	-	1.2	3.7	-	3.7	8.6
Speciality Aluminium	(0.5)	-	(0.5)	(0.1)	-	(0.1)	(1.0)
Continuing operations	3.2	-	3.2	6.1	-	6.1	13.9
Discontinued operations	-	-	-	-	0.1	0.1	(3.3)
	3.2	-	3.2	6.1	0.1	6.2	10.6
Goodwill amortisation	(0.4)	-	(0.4)	(0.4)	-	(0.4)	(1.8)
Exceptional items	-	-	-	-	-	-	(4.7)
OPERATING PROFIT	2.8	-	2.8	5.7	0.1	5.8	4.1
Loss on disposal of fixed assets	-	-	-	-	-	-	(0.6)
Profit on sale of operations	-	-	-	-	1.9	1.9	1.8
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST	2.8	-	2.8	5.7	2.0	7.7	5.3
Interest receivable & similar income			0.1			0.8	1.7
Interest payable & similar charges			(3.6)			(4.6)	(16.4)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION			(0.7)			3.9	(9.4)
Taxation			(0.3)			(1.6)	(0.1)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION			(1.0)			2.3	(9.5)
Minority interests			-			-	-
(LOSS)/PROFIT FOR THE FINANCIAL PERIOD			(1.0)			2.3	(9.5)
Dividends			(1.3)			(1.1)	(4.7)
RETAINED (LOSS)/PROFIT FOR THE PERIOD			(2.3)			1.2	(14.2)
OTHER GROUP FIGURES:							
EBITDA before exceptional items 1	5.7	-	5.7	8.3	0.3	8.6	20.2
Return on sales 2	5.4%	-	5.4%	10.0'	1.1%	8.8%	4.4%

Notes:

1 EBITDA before exceptional items consists of operating profit before exceptional items and before charges for the non-cash items of depreciation and goodwill amortisation.

2 Return on sales is the percentage ratio of operating profit before exceptionals and goodwill amortisation divided by turnover.

UNAUDITED GROUP BALANCE SHEET AT 31 MARCH 2002

	31 March 2002 £M	31 March 2001 £M	31 December 2001 £M
FIXED ASSETS			
Intangible assets	26.9	25.2	27.3
Tangible assets	79.9	73.4	80.0
Investments	2.9	2.2	2.9
	109.7	100.8	110.2
CURRENT ASSETS			
Stocks	33.0	37.1	32.9
Debtors	40.0	51.7	37.8
Cash at bank and in hand	15.3	47.0	13.3
	88.3	135.8	84.0
CREDITORS: amounts falling due within one year	(45.3)	(53.4)	(40.4)
NET CURRENT ASSETS	43.0	82.4	43.6
TOTAL ASSETS LESS CURRENT LIABILITIES	152.7	183.2	153.8
CREDITORS: amounts falling due after more than one year			
Senior Notes due 2009	(128.3)	(143.1)	(128.2)
Obligations under finance leases	(0.5)	(0.9)	(0.6)
Accruals and deferred income	(0.7)	(1.4)	(1.2)
	(129.5)	(145.4)	(130.0)
PROVISIONS FOR LIABILITIES AND CHARGES	(12.0)	(9.7)	(12.7)
	11.2	28.1	11.1
CAPITAL AND RESERVES			
Called up share capital	87.0	87.0	87.0
Profit and loss account	130.7	144.4	130.6
Merger reserve	(207.5)	(207.5)	(207.5)
SHAREHOLDERS' FUNDS	10.2	23.9	10.1
Shareholders' funds/(deficit) - equity	(89.5)	(70.9)	(88.3)
- non-equity	99.7	94.8	98.4
	10.2	23.9	10.1
Minority interest - equity	1.0	4.2	1.0
	11.2	28.1	11.1

UNAUDITED GROUP CASH FLOW STATEMENT FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2002

	For the three month period to 31 March 2002 £M	For the three month period to 31 March 2001 £M	For the year ended 31 December 2001 £M
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	4.4	(2.2)	11.8
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received	0.1	0.8	1.7
Interest paid	(0.2)	(0.1)	(15.2)
Payment of loan issue costs on refinancing	-	-	(0.1)
Dividends paid to minority interests	-	-	(3.1)
	(0.1)	0.7	(16.7)
TAXATION	1.9	-	-
Corporation tax paid	1.3	(0.6)	(4.8)
Overseas tax paid			
	3.2	(0.6)	(4.8)
CAPITAL EXPENDITURE & FINANCIAL INVESTMENT			
Payments to acquire tangible fixed assets	(1.8)	(3.8)	(14.4)
Receipts from sale of tangible fixed assets	-	-	0.1
ESOP purchase of shares	-	-	(0.7)
	(1.8)	(3.8)	(15.0)
ACQUISITIONS AND DISPOSALS			
Purchase of businesses	-	-	(6.6)
Cash acquired with new business	-	-	2.8
Purchase of minority interest shares	-	-	(0.1)
Sale of businesses	-	-	12.2
Payments for acquisitions made in prior periods	(0.5)	(1.1)	(1.3)
Costs paid in relation to disposals in prior periods	(0.2)	(0.9)	(5.4)
	(0.7)	(2.0)	1.6
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	5.0	(7.9)	(23.1)
MANAGEMENT OF LIQUID RESOURCES			
Reduction in fixed term cash deposits	-	5.6	46.9
FINANCING			
Repayment of finance leases	(0.1)	(0.1)	(0.4)
Repayment of short term bank borrowings	(3.0)	-	-
Repayment of debt acquired on acquisition of business	-	-	(5.4)
Draw down of short term bank borrowings	-	-	3.0
Purchase of Senior Notes due 2009	-	(6.8)	(22.9)
	(3.1)	(6.9)	(25.7)
INCREASE/(DECREASE) IN CASH	1.9	(9.2)	(1.9)

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NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The accompanying unaudited condensed financial statements are consolidated accounts for Luxfer Holdings PLC and its subsidiary undertakings. They have been prepared in accordance with United Kingdom generally accepted accounting principles for Interim financial statements. Accordingly, they do not include all of the information and footnotes required by United Kingdom generally accepted accounting principles for full financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended 31 March 2002 are not necessarily indicative of the results that may be expected for the year ending 31 December 2002.

These condensed financial statements have been prepared using the accounting policies set out in Luxfer Holdings PLC financial statements for the year ended 31 December 2001. The statutory accounts of Luxfer Holdings PLC for 2001 having been signed by the directors on 28 March 2002 and the auditors' report thereon was unqualified.

2. EXCEPTIONAL ITEMS

The were no exceptional items in the first quarter of 2002.

For the year ended 31 December 2001, an operating exceptional charge of £4.7 million was incurred in relation to rationalisation and redundancy costs. Of this amount, £2.9 million was charged at the end of the fourth quarter of 2001 for redundancy, while the remaining £1.8 million charge was made in the second quarter of 2001 in connection with the closure of one of our Gas Cylinder plants in the UK and the transfer of its production to our two remaining European cylinder plants in France and the UK.

A £0.6 million non-operating charge was made in 2001 for asset disposals made as part of the rationalisation of production within our Gas Cylinders operations.

During 2001 the Group also made an exceptional gain of £1.8 million from the sale of British Aluminium Speciality Extrusions. The business was based at Workington in England and was sold to the French based aluminium group, Pechiney, at the end of the first quarter of 2001.

3. NOTES TO CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Three months to 31 March 2002 £M	Three months to 31 March 2001 £M	Full year to 31 December 2001 £M
Operating profit	2.8	5.8	4.1
Depreciation	2.5	2.4	9.6
Amortisation of goodwill	0.4	0.4	1.8
Decrease/(increase) in stocks	0.3	(3.7)	1.6
(Increase)/decrease in debtors	(4.9)	(3.8)	3.0
Increase/(decrease) in creditors and provisions	3.3	(3.2)	(7.0)
Net cash inflow/(outflow) from operating activities before non-operating cash flows	4.4	(2.1)	13.1
Non-operating exceptional items	-	(0.1)	(1.3)
Net cash inflow/(outflow) from operating activities	4.4	(2.2)	11.8

3. **NOTES TO CASH FLOW STATEMENT CONTINUED**

(b) **Reconciliation of net cash flow to movement in net debt**

	Three months to 31 March 2002 £M	Three months to 31 March 2001 £M	Full year to 31 December 2001 £M
Increase/(decrease) in net cash for the period	1.9	(9.2)	(1.9)
Cash outflow from repayment of debt and finance leases	3.1	0.1	5.8
Cash outflow from purchase of senior notes due 2009	-	6.8	22.9
Cash inflow from new debt facilities	-	-	(3.0)
Cash outflow from payment of loan issue costs	-	-	0.1
Cash inflow from decrease in fixed term cash deposits	-	(5.6)	(46.9)
Change in net debt resulting from cash flows	5.0	(7.9)	(23.0)
Debt acquired on acquisition of business	-	-	(5.4)
Loss on purchase of senior notes due 2009	-	(0.3)	(0.8)
Translation differences	-	(1.2)	(0.9)
Amortisation of debt issue costs	-	(0.3)	(1.1)
Movement in debt in the period	5.0	(9.7)	(31.2)
Net debt at the beginning of the period	(118.8)	(87.6)	(87.6)
Net debt at the end of the period	(113.8)	(97.3)	(118.8)

CORPORATE DETAILS

ADDITIONAL INFORMATION

Further information regarding the condensed financial statements:

Stephen Williams
Group Finance Director

General enquiries on Luxfer Group:

Robert Bailey
Corporate Development Director

REGISTERED OFFICE
The Victoria, Harbour City
Salford Quays
Manchester M5 2SP

COMPANY SECRETARY
Linda F Seddon

AUDITORS
Ernst & Young LLP
100 Barbirolli Square
Manchester M2 3EY

BANKERS
Bank of Scotland
Broad Street House
55 Old Broad Street
London EC2P 2HL

The Royal Bank of Scotland plc
Corporate Banking Office
PO BOX 450
5/10 Great Tower Street
London EC3P 3HX

SOLICITORS
Dickson Minto W.S.
Royal London House
22/25 Finsbury Square
London EC2A 1DS

HammondSuddard's Edge
Trinity Court
16 John Dalton Street
Manchester M60 8HS

9. MAY. 2002 16:03 NO. 8111 P. 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

By: ______________________

Name: Linda F. Seddon
Title: Company Secretary

Dated: May 9, 2002